UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2023
Commission File Number: 001-41465

SEMANTIX, INC.
(Name of Registrant)
Avenida Eusébio Matoso, 1375, 10º andar
São Paulo, São Paulo, Brazil, 05423-180
Tel: +55 11 5082-2656
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On January 4, 2023, Semantix, Inc. (“Semantix”) announced that it had entered into an agreement to acquire Elemeno Inc., a US-based, cloud-managed, machine learning operations (MLOps) platform provider focused on helping businesses leverage the benefits of artificial intelligence, including generative AI.
Semantix is pleased to announce that the transaction was completed on February 21, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 21, 2023

SEMANTIX, INC.

By:	/s/ Leonardo dos Santos Poça D’Água
Name:	Leonardo dos Santos Poça D’Água
Title:	Chairman of the Board and Chief Executive Officer